Filed Pursuant to Rule 424(b)(5)
Registration No. 333-117470
Prospectus Supplement
(To Prospectus dated August 3, 2004)
$500,000,000 6.500% Notes due 2016
Centex Corporation
Centex Corporation is offering $500,000,000 aggregate principal amount of 6.500% senior notes due 2016. Interest on the notes is payable May 1 and November 1 of each year, beginning on November 1, 2006. The notes will mature on May 1, 2016. We may redeem the notes in whole or in part at any time at the redemption prices described on page S-12. The notes will be senior unsecured obligations of Centex and will rank equally with all of our unsecured senior indebtedness.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds
	Public(1)	Discounts	to Centex(1)

Per Note	99.668%	0.650%	99.018%

Total	$498,340,000	$3,250,000	$495,090,000

(1) Does not reflect expenses or accrued interest from May 5, 2006, if settlement occurs after that date.
The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.
We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company on or about May 5, 2006.
Joint Book-Running Managers

Citigroup	JPMorgan

Co-Managers
Banc of America Securities LLC

RBS Greenwich Capital

Barclays Capital

BNP PARIBAS

Calyon Securities (USA)

SunTrust Robinson Humphrey
May 2, 2006

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

CENTEX
     Through our various subsidiaries, we are one of the nation’s largest home builders and general building contractors. We also provide retail mortgage lending services through various financial services subsidiaries. We currently operate in three principal business segments. Our principal business segments and each segment’s percentage contribution to operating earnings from all business segments in the nine months ended December 31, 2005 and fiscal years ended March 31, 2005 and 2004 are set forth in the table below. For information concerning our results of operations for the three months and fiscal year ended March 31, 2006, see “Selected Financial Data — Recent Operating Results.”

	Nine Months Ended	Fiscal Years Ended
	December 31, 2005	March 31,
Segment (1)		2005	2004
Home Building (2)	90%	86%	78%
Financial Services (3)	10%	12%	18%
Construction Services	1%	1%	1%
Other (4)	(1)%	1%	3%

(1)	This table does not reflect corporate, general and administrative expenses or interest expense. The table also does not include our former manufactured housing operations or our former construction products operations, which we spun off to our stockholders in June 2003 and January 2004, respectively. We report the historical financial results of these operations as discontinued operations in our consolidated financial statements. See “Centex – Discontinued Operations and Organizational Changes” in the accompanying prospectus.

(2)	Includes for the fiscal years ended March 31, 2005 and March 31, 2004 our former international homebuilding operations, which were conducted through Fairclough Homes, a United Kingdom-based home builder. We sold these operations to an unrelated third party in September 2005. The historical financial results of these operations are reported as discontinued operations in our consolidated financial statements. Consequently, the information in the table for the nine months ended December 31, 2005 does not include these operations. See “Centex – Home Building” below.

(3)	Includes for all periods our sub-prime home equity lending operations, conducted through Centex Home Equity Company, LLC. In March 2006, we entered into an agreement to sell these operations to an unrelated third party. See “Centex – Financial Services – Sub-Prime Home Equity Lending” below.

(4)	Includes our investment real estate operations and our home services operations. Prior to March 1, 2004, our investment real estate operations included our equity investment in Centex Development Company, L.P., which we refer to as CDC, a formerly unconsolidated entity whose operations included the homebuilding operations of Fairclough Homes. On February 29, 2004, CDC became an indirect, wholly-owned consolidated subsidiary of Centex Corporation, and the Fairclough homebuilding operations were consolidated with our home building business segment for financial reporting purposes. See “Centex – Discontinued Operations and Organizational Changes” in the accompanying prospectus. We do not anticipate that any significant capital will be allocated to new business development in our investment real estate operations.
     In this prospectus supplement, unless the context otherwise requires, the term “we” (and related terms such as “us” and “our”) refers to Centex Corporation and its consolidated subsidiaries. However, in the context of a discussion of one of the business segments of Centex Corporation, the term “we” (and related terms) refers to such business segment.
     Set forth below is a brief description of our principal operations:

Home Building
     Our conventional homebuilding subsidiary, Centex Homes, purchases and develops land or lots and constructs and sells detached and attached single-family homes (including resort and second home properties and lots) and land or lots. Centex Homes is the only company to rank among the nation’s top 10 home builders for each of the past 35 years, according to Professional Builder magazine. Centex Homes sells to both first-time and move-up buyers, as well as active adult and second home buyers. In fiscal 2005, 79% of the homes we sold were single-family detached homes, which includes homes from our resort and second home and on-your-lot operations.
     Centex Homes follows a strategy of reducing exposure to local market volatility by maintaining operations across geographically and economically diverse markets. As of December 31, 2005, Centex Homes was building in 89 market areas, including Washington, D.C., and in 26 states. In fiscal 2005, Centex Homes closed sales of 33,387 homes, ranging in price from approximately $68,400 to $1.6 million, with an average sales price of $269,780. Our sales (orders) backlog in units at the end of fiscal 2005 was 18,589. In the nine months ended December 31, 2005, Centex Homes closed sales of 26,896 homes with an average sales price of $298,571. Our sales (orders) backlog in units as of December 31, 2005 was 19,795.
     Summarized below by geographic area are Centex Homes’ home closings for the nine months ended December 31, 2005 and each of the fiscal years in the five-year period ended March 31, 2005.

	For the Nine
	Months Ended
	December 31,	For Fiscal Years Ended March 31,
	2005	2005	2004	2003	2002	2001
Closings (in units):
Mid-Atlantic	5,103	5,823	5,201	4,501	3,877	3,395
Southeast	4,725	5,879	5,568	4,851	4,440	4,137
Midwest	4,994	6,712	5,801	4,695	3,688	3,296
Southwest	7,366	9,158	8,708	8,157	6,910	5,661
West Coast	4,708	5,815	5,080	4,223	4,045	4,170

Total	26,896	33,387	30,358	26,427	22,960	20,659

Average Sales Price (in thousands)	$299	$270	$242	$220	$214	$206

     Our practice has been to acquire land, build homes on the land and sell the homes within 24 to 36 months from the date of land acquisition. Generally, this involves acquiring land that is properly zoned and is either ready for development or, to some degree, already developed. We control a substantial amount of our land, including lots and land to be developed into lots, through option agreements that we can exercise over specified time periods or, in certain cases, as the land or lots are needed. At December 31, 2005, Centex Homes owned approximately 106,595 lots and had options to purchase approximately 187,126 additional lots.
     As previously announced, in September 2005, we sold our international homebuilding operations, which had been included in the Home Building segment. We now report the historical financial results of the international homebuilding operations as discontinued operations.
Financial Services
     Our financial services operations consist primarily of home financing, sub-prime home equity lending and the sale of title insurance and other various insurance coverages, including property and casualty. These operations include mortgage origination, servicing and other related services for purchasers of homes sold by our homebuilding subsidiaries and others.

     Prime Mortgage Lending and Title and Insurance Services
     We established CTX Mortgage Company, LLC and its predecessors and related companies, which we refer to as CTX Mortgage, to provide mortgage financing for homes built by Centex Homes. By opening CTX Mortgage offices in Centex Homes’ housing markets, we have been able to provide mortgage financing for an average of 71% of Centex Homes’ non-cash unit sales over the past five fiscal years. In the nine months ended December 31, 2005, this capture ratio was 75%. Since 1985, CTX Mortgage’s operations have also included mortgage loans that are not associated with the sale of homes built by Centex Homes. At December 31, 2005, CTX Mortgage originated loans through its loan officers in 183 branches licensed in 46 states and the District of Columbia.
     CTX Mortgage provides mortgage origination and other mortgage-related services for Federal Housing Administration, Department of Veterans’ Affairs and conventional loans on homes that Centex Homes or others build and sell, as well as for resale homes and the refinancing of existing mortgages. Our loans are generally first-lien mortgage loans secured by one- to four-family residences. A significant portion of the loans qualify for inclusion in programs sponsored by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation. These loans are known in the industry as “conforming” loans. The remainder of the loans are either pre-approved and individually underwritten by CTX Mortgage or by private investors who subsequently purchase the loans, or are funded by private investors who pay a brokerage fee to CTX Mortgage for brokerage services rendered.
     CTX Mortgage originates conventional and government mortgage loans with the intention of selling or securitizing the mortgage loans and selling the related servicing rights. We generally do not retain mortgage loan servicing rights after the sale or securitization of the related mortgage loan. Most of the mortgage loans originated by us are sold and the servicing is transferred before the second installment is due from the borrower. In connection with our role as interim servicer, we provide collection efforts relating to early payment defaults, as well as quality control audits to ensure the proper documentation necessary to pool and sell mortgage loans.
     In fiscal 2000, CTX Mortgage entered into a mortgage loan purchase agreement with Harwood Street Funding I, LLC, which we refer to as HSF I. Under this agreement, HSF I is obligated to purchase from CTX Mortgage, on a revolving basis, mortgage loans, including conforming, nonconforming and government mortgage loans, that satisfy certain eligibility criteria and portfolio requirements, up to HSF I’s financing limit of $3.0 billion. CTX Mortgage sells substantially all of the current mortgage loans originated by it to HSF I pursuant to this agreement. CTX Mortgage services the mortgage loans owned by HSF I and, as servicer, arranges for the sale by HSF I of the mortgage loans into the secondary market. CTX Mortgage does not retain any mortgage loan servicing rights after the sale by HSF I of these loans. As of December 31, 2005, CTX Mortgage was servicing approximately $1.6 billion of mortgage loans owned by HSF I. Pursuant to Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities,” HSF I was consolidated in our financial statements beginning July 1, 2003. The consolidation of HSF I increases the debt of our financial services operations. However, HSF I’s debt does not have recourse to Centex Corporation, and the consolidation of this debt has not resulted in a change in Centex Corporation’s public debt ratings. At December 31, 2005, HSF I had approximately $1.6 billion in outstanding debt.
     CTX Mortgage enters into various financial agreements, in the normal course of business, in order to manage the exposure to changing interest rates as a result of having issued loan commitments to its borrowers at a specified price and for a specified period of time. CTX Mortgage, through its centralized secondary marketing department, generally sells mortgage loans for future delivery at a specified price at the time the borrower locks its interest rate option. CTX Mortgage utilizes these forward sale commitments to mitigate the risk of reductions in value of the mortgage loans sold to HSF I and mortgage loans financed under CTX Mortgage’s credit facilities.
     We are licensed to offer title agent, title underwriting, closing, appraisal and other settlement services in 22 states and in the District of Columbia under the Commerce Title name, including as Commerce Title Company, Commerce Title Agency and Commerce Title Insurance Company. Through Westwood Insurance, a multi-line property and casualty insurance agency, we market homeowners and auto insurance to our homebuilding and financial services customers and customers of certain other homebuilders nationwide.

     Sub-Prime Home Equity Lending
     We formed the predecessors of Centex Home Equity Company, LLC, which we refer to as Home Equity, in fiscal 1995. The business of Home Equity involves the origination of primarily nonconforming home equity loans. The sub-prime lending market is comprised of borrowers whose financing needs are not being met by traditional mortgage lenders for a variety of reasons, including credit histories that may limit a borrower’s access to credit or a borrower’s need for specialized loan products such as cash-out refinance and jumbo loans. Since its inception, Home Equity has focused on lending to individuals who have substantial equity in their homes but whose financing needs are not being met by traditional mortgage lenders. Substantially all of Home Equity’s loans are secured by first mortgage liens on one- to four-family residences and have payment schedules ranging from five to 30 years.
     As previously announced, we entered into an agreement on March 30, 2006 to sell Home Equity to an affiliate of Fortress Investment Group LLC. The sale is expected to be completed in June or July 2006, subject to the satisfaction of certain conditions, including obtaining regulatory and other third party approvals. As a result of the pending sale, the historical financial results of Home Equity’s operations will be reported as discontinued operations in our consolidated financial statements. See “Selected Financial Data – Recent Operating Results.”
Construction Services
     Our construction services operations involve the construction of buildings for both private and government interests, including educational institutions, hospitals, multi-unit residential, correctional institutions, airport facilities, office buildings, hotels and resorts and sports facilities. Our construction services operations provide construction management, general contracting, design-build, preconstruction and other commercial contracting services and generally hire subcontractors to perform a majority of the actual construction work.
     Construction contracts are primarily procured under one of two methods: negotiated (qualifications-based selection) or competitive bid (price-based selection). At December 31, 2005, approximately 95% of our construction services backlog was procured under the negotiated method. At March 31, 2005 and December 31, 2005, the backlog was $2.00 billion and $2.95 billion, respectively.
RISK FACTORS
     For a discussion of certain risks and uncertainties affecting our business, we refer you to the information provided in our Annual Report on Form 10-K for the year ended March 31, 2005, which is incorporated by reference herein and can be obtained in the manner described under “Where You Can Find More Information” in the accompanying prospectus.
USE OF PROCEEDS
     The net proceeds from the sale of the notes, which we estimate to be $494,940,000, after deducting underwriting discounts and our estimated expenses of the offering, will be used to repay a portion of our commercial paper borrowings. The commercial paper borrowings to be repaid from the proceeds of this offering were incurred for working capital and other general corporate purposes. As of December 31, 2005, we had $390 million in outstanding commercial paper borrowings (which do not include short-term debt of subsidiaries) at a weighted average interest rate of 4.49%. Since that date, our commercial paper borrowings have increased, and we expect the amount of such borrowings to exceed the net proceeds from the sale of the notes at the closing of this offering. Commercial paper borrowings vary on a seasonal basis and are used to fund the working capital needs of all of our operations.

SELECTED FINANCIAL DATA
     The table below contains selected consolidated financial information prepared based on our audited consolidated financial statements for each of the fiscal years in the five-year period ended March 31, 2005 and our unaudited consolidated financial statements for the nine-month periods ended December 31, 2005 and December 31, 2004. The financial statements for each of the fiscal years in the five-year period ended March 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm.
     When you read this selected historical consolidated financial data, you should also read the historical financial statements and accompanying notes that we have included in our annual report on Form 10-K for the year ended March 31, 2005 and our quarterly report on Form 10-Q for the quarter ended December 31, 2005. You can obtain these reports by following the instructions we provide under “Where You Can Find More Information” in the accompanying prospectus. Balance sheet information presented in the table below is as of the end of the applicable period.
     The selected financial data presented in this table have been adjusted to reflect our former manufactured housing operations (spun off in June 2003) and our former construction products operations (spun off in January 2004) as discontinued operations in all periods. The selected financial data presented in this table for the nine months ended December 31, 2005 and December 31, 2004 reflect our former international homebuilding operations (sold in September 2005) as discontinued operations. The selected financial data presented in this table reflect our sub-prime home equity lending operations as continuing operations in all periods.

	Nine Months Ended
	December 31,		Fiscal Years Ended March 31,
	2005	2004	2005	2004	2003	2002	2001
	(In thousands, except ratios and per share amounts)
Revenues	$10,461,855	$8,541,774	$12,859,695	$10,363,391	$8,428,705	$7,123,794	$6,138,577
Earnings from Continuing Operations (1)	894,721	617,164	1,011,364	777,131	526,812	358,402	265,194
Stockholders’ Equity	4,750,472	3,839,069	4,280,757	3,050,225	2,657,846	2,116,773	1,714,064
Total Assets	22,424,489	19,021,418	20,011,079	16,087,454	11,639,707	8,996,991	6,649,968
Debt (with financial services reflected on the equity method) (2)	4,106,579	3,052,312	3,246,963	2,418,190	2,024,953	1,605,797	1,182,250
Financial Services’ Debt	10,583,348	9,442,772	9,721,146	8,302,190	4,998,819	3,485,027	2,054,898

Total Debt, Consolidated	14,689,927	12,495,084	12,968,109	10,720,380	7,023,772	5,090,824	3,237,148

Capitalization (with financial services reflected on the equity method and excluding lot option minority interest) (2) (3)	8,896,680	6,933,430	7,568,466	5,470,263	4,683,755	3,724,827	2,901,394
Financial Services’ Capitalization (3)	11,265,507	10,030,998	10,339,756	8,820,005	5,380,226	3,797,355	2,323,155
Lot Option Minority Interest	497,703	430,219	415,413	332,668	—	—	—
Consolidation Eliminations	(680,580)	(586,616)	(617,248)	(516,280)	(379,671)	(310,353)	(266,124)

Total Capitalization, Consolidated	19,979,310	16,808,031	17,706,387	14,106,656	9,684,310	7,211,829	4,958,425

Debt as a Percentage of Capitalization: (3)
Debt (with financial services reflected on the equity method and excluding lot option minority interest ) (2)	46.2%	44.0%	42.9%	44.2%	43.2%	43.1%	40.7%
Total Debt, Consolidated	73.5%	74.3%	73.2%	76.0%	72.5%	70.6%	65.3%
Per common share (continuing operations): (1)
Earnings per share – Basic	$7.00	$4.96	$8.08	$6.30	$4.33	$2.96	$2.25
Earnings per share – Diluted	$6.68	$4.69	$7.64	$6.01	$4.18	$2.87	$2.18
Cash Dividends	$0.12	$0.12	$0.16	$0.10	$0.08	$0.08	$0.08

(1)	Earnings from continuing operations are before cumulative effect of a change in accounting principle adopted in fiscal 2004.

(2)	Represents a supplemental presentation that reflects the financial services segment as if accounted for under the equity method. We believe that separate disclosure of the consolidating information is useful because the financial services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries; the financial services subsidiaries have structured their financing programs substantially on a stand-alone basis; and we have limited obligations with respect to the indebtedness of the financial services subsidiaries. Management uses this information in its financial and strategic planning. We also use this presentation to allow investors to compare us to home builders that do not have financial services operations.

(3)	Capitalization is composed of debt, negative goodwill, minority interest and stockholders’ equity. In the calculation of capitalization, minority interest in the nine months ended December 31, 2005 and December 31, 2004 and in fiscal 2005 and 2004 excludes minority interests recorded in connection with the consolidation of certain entities with which our homebuilding operations have lot option agreements. The amount of minority interest excluded was approximately $497.7 million and $430.2 million for the nine months ended December 31, 2005 and December 31, 2004 and approximately $415.4 million and $332.7 million for fiscal 2005 and fiscal 2004. Negative goodwill arose in conjunction with the combination of Centex Real Estate Corporation with Vista Properties, Inc. in fiscal year 1997. Fiscal year 2001 includes the accretion of negative goodwill to earnings as a reduction of costs and expenses. During fiscal year 2001, negative goodwill was fully accreted.
     Ratio of Earnings to Fixed Charges

Nine Months Ended
	December 31, (1) (2)		Fiscal Years Ended March 31, (1)(2)
	2005	2004	2005	2004	2003	2002	2001
Total enterprise	3.66x	3.62x	3.98x	3.76x	3.16x	2.94x	2.96x
Total enterprise (with financial services reflected on the equity method)	7.50x	6.22x	7.20x	6.22x	4.88x	4.61x	4.63x

(1)	The ratios presented in this table have been adjusted to reflect our former manufactured housing operations (spun off in June 2003), our former construction products operations (spun off in January 2004) and our former international homebuilding operations (sold in September 2005) as discontinued operations in all periods.

(2)	The ratios presented in this table reflect our sub-prime home equity lending operations as continuing operations in all periods.
     These computations include Centex Corporation, and except as otherwise noted, our subsidiaries and 50% or less owned companies. For these ratios, fixed charges include:
•	interest expense and amortization of debt discount;

•	interest capitalized during the period; and

•	an interest factor attributable to rentals.
     Earnings include the following components:
•	earnings from continuing operations before income taxes, cumulative effect of a change in accounting principle and minority interests in the income of consolidated subsidiaries, and adjusted for undistributed income and loss from equity investments;

•	fixed charges as defined above, but excluding interest capitalized; and

•	amortization of capitalized interest.
     To calculate the ratio of earnings to fixed charges, with financial services reflected on the equity method, the applicable interest expense, including an interest factor attributable to rentals, was deducted from the fixed charges and the applicable earnings were deducted from the earnings amount. The amount of interest expense, including an interest factor attributable to rentals, deducted in each period was approximately $321.2 million and $205.3 million for the nine months ended December 31, 2005 and December 31, 2004 and approximately $288.1 million, $227.7 million, $187.1 million, $161.8 million and $97.9 million for the years ended March 31, 2005, 2004, 2003, 2002 and 2001. The amount of earnings deducted in each period was approximately $158.3 million and $158.7 million for the nine months ended December 31, 2005 and December 31, 2004 and approximately $206.8 million, $234.0 million, $161.8 million, $114.7 million and $19.7 million for the years ended March 31, 2005, 2004, 2003, 2002 and 2001.
     The ratios in the table above with financial services reflected on the equity method are presented only to provide investors an alternative method of measuring our ability to utilize earnings from our other business segments to cover our fixed charges related to these business segments. The principal reasons why we present these computations are as follows:
•	the financial services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries;

•	the financial services subsidiaries have structured their financing programs substantially on a stand-alone basis; and

•	we have limited obligations with respect to the indebtedness of the financial services subsidiaries.
     Management uses this information in its financial and strategic planning. We also use this presentation to allow investors to compare us to home builders that do not have financial services operations.
Outstanding Debt
     The following table sets forth the senior and subordinated debt of Centex Corporation as of December 31, 2005. Except as otherwise indicated, the table excludes debt of Centex Corporation’s subsidiaries.

Senior debt:
Commercial paper borrowings	$390,000,000
Medium-Term Notes, weighted-average 5.74%, due through 2008	373,000,000
Long-Term Notes, weighted-average 5.79%, due through 2016	3,208,708,000
Other (1)	30,459,576

Total senior debt	4,002,167,576
Subordinated debt:
8.75% Subordinated Debentures due in 2007	99,898,000

Total debt (2)	$4,102,065,576

(1)	Consists of $21,583,000 of debt of subsidiaries and $8,876,576 of debt of a joint venture to which a subsidiary is a party, all of which Centex Corporation has guaranteed.

(2)	The table does not include our contingent obligations in respect of debt of certain non-consolidated joint ventures in which we participate, as more fully described in our most recent Quarterly Report on Form 10-Q.

Recent Operating Results
     Our recent and historical operating results provided in this section exclude our former international homebuilding operations (sold in September 2005) and our sub-prime home equity lending operations (which are to be sold, subject to the satisfaction of certain conditions, pursuant to an agreement with an unrelated third party), which are reflected as discontinued operations. See “Centex – Home Building” and “Centex – Financial Services — Sub-Prime Home Equity Lending” above.
     On April 26, 2006, we publicly announced our unaudited operating results for the three months and fiscal year ended March 31, 2006. The table below summarizes these operating results.

	Three Months Ended	Fiscal Year Ended
	March 31, 2006	March 31, 2006
	(unaudited)
	(dollars in millions, except per share amounts)
Revenues	$4,550.2	$14,399.7
Earnings from continuing operations	$375.8	$1,221.0
Per common share (continuing operations):
Earnings per share – Basic	$3.04	$9.62
Earnings per share – Diluted	$2.92	$9.20
     Revenues of $14.4 billion in the fiscal year ended March 31, 2006 represent a 23% increase over revenues of $11.7 billion in the prior fiscal year. Earnings from continuing operations increased 36% to $1,221.0 million in the fiscal year ended March 31, 2006 compared with $899.5 million in the prior fiscal year. The increase in revenues and earnings from continuing operations is principally due to increases in our Home Building segment.
     For additional information regarding our recent operating results, please see our current report on Form 8-K dated April 26, 2006, portions of which are incorporated by reference herein. See “Where You Can Find More Information” in the accompanying prospectus for information on how to obtain this report.

DESCRIPTION OF NOTES
     The following description of the particular terms of the notes that we are offering supplements the description of the general terms of the debt securities set forth under the heading “Description of Debt Securities” in the accompanying prospectus. If the descriptions are inconsistent, this prospectus supplement controls. Capitalized terms used in this prospectus supplement that are not otherwise defined will have the meanings given to them in the accompanying prospectus. The following statements with respect to the notes are summaries, do not purport to be complete and are subject to, and qualified by reference to, the provisions of the notes and the Indenture.
General
     We will issue the notes as a separate series of debt securities under the Indenture, dated as of October 1, 1998, between us and JPMorgan Chase Bank, N.A. as Trustee. For a more complete description of the Indenture, see “Description of Debt Securities” in the accompanying prospectus. The notes are unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. We will issue the notes with an initial aggregate principal amount of $500,000,000 .
     The notes will bear interest from May 5, 2006, payable on May 1 and November 1 of each year, commencing November 1, 2006. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable generally to the person in whose name the note is registered at the close of business on the April 15 or October 15 next preceding the May 1 or November 1 interest payment date. The notes will mature on May 1, 2016, and will accrue interest at a rate of 6.500% per year.
     The notes will be issued in fully registered form only in denominations of $1,000 and integral multiples of $1,000. We will initially issue the notes in global book-entry form. So long as the notes are in book-entry form, we will make payments on the notes to the depository or its nominee, as the registered owner of the notes, by wire transfer of immediately available funds. See “Book-Entry System” below.
     Because we are a holding company and all operations are conducted by our subsidiaries, holders of our debt securities will generally have a junior position to claims of creditors and certain security holders of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. Certain of our operating subsidiaries, principally our financial services operations, have ongoing corporate debt programs used to finance their business activities. As of December 31, 2005, our subsidiaries had approximately $10.6 billion of outstanding debt (including certain asset securitizations accounted for as borrowings), a portion of which Centex Corporation has guaranteed, as indicated in the table set forth under “Selected Financial Data – Outstanding Debt” above. Moreover, our ability to pay principal and interest on the notes will be, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. The Indenture under which the notes are to be issued does not contain any limitation on our ability to incur additional debt or on our subsidiaries’ ability to incur additional debt to us or to unaffiliated third parties. In addition, we borrow funds from and lend funds to our subsidiaries from time to time to manage our working capital needs. Our indebtedness to our subsidiaries will rank equally in right of payment to the notes.
     The Indenture does not limit the amount of debt securities that we may issue under the Indenture, and we may issue debt securities in one or more series up to the aggregate initial offering price authorized by us for each series. We may, without the consent of the holders of the notes, “re-open” the series of notes described herein on one or more future occasions and issue additional notes under the Indenture in addition to the $500,000,000 of notes authorized as of the date of this prospectus supplement.
     If any interest payment date, redemption date or the maturity date of the notes is not a business day at any place of payment, then payment of the principal, premium, if any, and interest on the notes may be made on the next business day at that place of payment. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, redemption date or maturity date, as the case may be.
     You will not have the right to require us to redeem or repurchase the notes at your option.

Optional Redemption
     We may, at our option, redeem the notes in whole at any time or in part from time to time, on at least 30 but not more than 60 days prior notice, at a redemption price equal to the greater of:
•	100% of the principal amount of such series of notes, or

•	the present value of the Remaining Scheduled Payments (as defined below) on the notes being redeemed on the redemption date, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined below), plus 25 basis points (0.25%).
We will also accrue interest on the notes to be redeemed to the date of redemption. In determining the redemption price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.
     If money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the notes (or such portions thereof) called for redemption and such notes will cease to be outstanding.
     “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. “Independent Investment Banker” means Citigroup Global Markets Inc. or J.P. Morgan Securities Inc.
     “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.
     “Reference Treasury Dealer” means Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. and their respective successors, and, at our option, other primary U.S. government securities dealers in New York City selected by us.
     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.
     “Remaining Scheduled Payments” means, with respect to any note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.
     “Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Sinking Fund
     There will not be a sinking fund for the notes.
Certain Covenants
     The following covenants apply to the notes.
     Limitation on Liens. We will not and will not permit any of our subsidiaries, other than Centex Financial Services, LLC and its subsidiaries, to issue, assume or guarantee any indebtedness for borrowed money if that borrowed money is secured by a mortgage, pledge, security interest, lien or other encumbrance (a “lien”) on or with respect to any of our properties or assets or the assets or properties of our subsidiaries or on any shares of capital stock or other equity interests of any subsidiary that owns property or assets, other than Centex Financial Services, LLC and its subsidiaries, whether, in each case, owned at the date of the Indenture or thereafter acquired, unless:
•	we make effective a provision under which the notes are secured equally and ratably with any and all borrowed money that we secure; or

•	the aggregate amount of all of our and our subsidiaries’ secured borrowings, together with all attributable debt (as defined in the Indenture) in respect of sale and lease-back transactions existing at that time, with the exception of transactions that are not subject to the limitation described in “Limitation on Sale and Lease-Back Transactions” below, would not exceed 20% of our and our subsidiaries’ consolidated net tangible assets (as defined in the Indenture), as shown on the audited consolidated balance sheet contained in the latest annual report to our stockholders.
     The limitation described above will not apply to:
•	any lien existing on our properties or assets or shares of capital stock or other equity interests at the date of the supplement to the Indenture relating to the notes;

•	any lien created by a subsidiary in our favor or in favor of one of our wholly-owned subsidiaries;

•	any lien existing on any property or asset of any corporation or other entity, or on any accession or improvement to that property or asset or any proceeds from that property, asset or improvement, at the time that corporation or other entity becomes a subsidiary or is merged or consolidated with or into us or one of our subsidiaries;

•	any lien on any property or asset existing at the time that property or asset is acquired, or on any accession or improvement to that property or asset or any proceeds from that property, asset or improvement;

•	any lien on any property or asset, or on any accession or improvement to that property or asset or any proceeds from that property, asset or improvement, securing indebtedness we incur or assume for the purpose of financing all or any part of the cost of acquiring or improving that property or asset, if that lien attaches to that property or asset concurrently with or within 180 days after the acquisition or improvement of that property or asset;

•	any lien incurred in connection with pollution control, industrial revenue, municipal utility district or any similar financing;

•	any refinancing, extension, renewal or replacement of any of the liens described above if the principal amount of the indebtedness secured by the lien being refinanced, extended, renewed or replaced is not increased and is not secured by any additional properties or assets; or

•	any lien imposed by law.
     Limitation on Sale and Lease-Back Transactions. Neither we nor any of our subsidiaries may enter into any arrangement with any person, other than with us, under which we or any of our subsidiaries lease any of our properties or assets, except for temporary leases for a term of not more than three years and except for sales and leases of model homes, if that property has been or is to be sold or transferred by us or any of our subsidiaries to that person (referred to in this prospectus supplement as a “sale and lease-back transaction”).
     The limitation described above does not apply to any sale and lease-back transaction if:
•	our net proceeds or the net proceeds of our subsidiaries from the sale or transfer are equal to or exceed the fair value, as determined by our Board of Directors, Chairman of the Board, Vice Chairman, President or principal financial officer, of the property so leased;

•	we or any of our subsidiaries would be entitled to incur indebtedness secured by a lien on the property to be leased as described in “Limitation on Liens” above;

•	we, within 180 days of the effective date of any sale and lease-back transaction, apply an amount equal to the fair value of the property so leased to the retirement of our funded indebtedness (as defined in the Indenture);

•	the sale and lease-back transaction relates to a sale which occurs within 180 days from the date of acquisition of that property by us or any of our subsidiaries or the date of the completion of construction or commencement of full operations on that property, whichever is later; or

•	the transaction was consummated prior to the date of the Indenture.
Legal Defeasance
     We will be discharged from our obligations as they relate to the notes at any time if:
•	we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the notes; and

•	we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of the holders of the notes will not change as a result of our performing the action described above.
     If this happens, the holders of the notes will not be entitled to the benefits of the Indenture except for the registration of transfer and exchange of notes and the replacement of lost, stolen or mutilated notes.
Covenant Defeasance
     We will be discharged from our obligations under any restrictive covenant applicable to the notes if we perform both actions described above under the heading “Legal Defeasance” in respect of the notes. However, if we cause an event of default, apart from breaching a restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes. In that instance, we would remain liable for these amounts.
Form of Notes
     Upon issuance, the notes will be issued in book-entry form and be represented by one or more global securities in registered form, without coupons (the “Global Securities”), which will be issued in a denomination equal to the aggregate outstanding principal amount of the notes and deposited with, or on behalf of, The Depository Trust Company (“DTC”), as depository.
Book-Entry System
     The notes will be represented by Global Securities registered in the name of Cede & Co., as a nominee of DTC. The information set forth under “Description of Debt Securities – Global Certificates” in the accompanying prospectus will apply to the notes. Thus, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except under the circumstances described below and in the accompanying prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form and will not be considered holders of notes.
     The following is based on information furnished by DTC:
     DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC’s participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions, in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants of DTC include both U.S. and non-U.S. securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC in turn, is owned by a number of its direct participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). DTC has Standard & Poor’s highest rating: AAA. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.
     Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for those book-entry notes on DTC’s records. The ownership interest of each actual purchaser of each note represented by a Global Security (“beneficial owner”) is in turn to be recorded on the records of the direct participants and the indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but they are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or the indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in a Global Security are to be accomplished by entries made on the books of the direct and indirect participants acting on behalf of the beneficial owners. Beneficial owners of a Global Security will not receive certificated notes representing their ownership interests therein, except in the event that use of the book-entry system for the book-entry notes is discontinued.
     To facilitate subsequent transfers, all Global Securities deposited by direct participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Securities representing the book-entry notes; DTC’s records reflect only the identity of the direct participants to whose accounts the book-entry notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
     Neither DTC nor Cede & Co. will consent or vote with respect to the Global Securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the book-entry notes are credited on the applicable record date.
     Principal, premium, if any, and/or interest, if any, payments on the Global Securities will be made to Cede & Co. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC (nor, if applicable, its nominee), the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to Cede & Co. is our responsibility and that of the Trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of those payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.
     If applicable, redemption notices shall be sent to DTC. If less than all of the book-entry notes of like tenor and terms are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.
     A beneficial owner shall give notice of any option to elect to have its book-entry notes purchased by us, through its participant, to the Trustee, and shall effect delivery of such book-entry notes by causing the direct participant to transfer the participant’s interest in the securities representing such book-entry notes, on DTC’s records, to the Trustee. The requirement for physical delivery of book-entry notes in connection with a demand for repurchase will be deemed satisfied when the ownership rights in the securities representing such book-entry notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of the securities to the Trustee’s DTC account.
     DTC may discontinue providing its services as securities depository with respect to the book-entry notes at any time by giving us and the Trustee reasonable notice. Under these circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed or delivered.
     We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depository. In that event, certificated notes will be printed and delivered.
     According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.
     The information in this section concerning DTC and DTC’s system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter takes any responsibility for the accuracy of the information.

Same-Day Settlement and Payment
     Settlement for the notes will be made by the underwriters in immediately available funds. So long as DTC continues to make its “Same-Day Funds Settlement System” available to us:
•	we will make all payments of principal and interest on the notes in immediately available funds; and

•	the notes will trade in DTC’s Same-Day Funds Settlement System until maturity.

UNDERWRITING
     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter severally, the principal amount of notes set forth opposite the underwriter’s name.

Principal Amount
Underwriter	of Notes
Citigroup Global Markets Inc.	$175,000,000
J.P. Morgan Securities Inc.	175,000,000
Banc of America Securities LLC	40,000,000
Greenwich Capital Markets, Inc.	40,000,000
Barclays Capital Inc.	17,500,000
BNP Paribas Securities Corp.	17,500,000
Calyon Securities (USA) Inc.	17,500,000
SunTrust Capital Markets, Inc.	17,500,000

Total	$500,000,000

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.
     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.40% of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.25% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the underwriters may change the public offering price and concessions.
     The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Centex
Per note	0.650%
     In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate-covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.
     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.
     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
     We expect that the delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement.
     We estimate that our total expenses for this offering will be $150,000.
     The underwriters or their affiliates have performed investment banking, commercial banking, dealer and advisory services for us or our affiliates from time to time for which they have received customary fees and expenses. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for us or our affiliates in the ordinary course of their business. Each of the underwriters is affiliated with one or more of our lenders. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the Trustee under the Indenture.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
LEGAL OPINIONS
     Brian J. Woram, Esq., our Senior Vice President and Chief Legal Officer, will issue an opinion about the legality of the notes for us. As of April 27, 2006, Mr. Woram beneficially owned 12,144 shares of our common stock, held options to purchase an additional 237,105 shares of our common stock, of which options covering 218,392 shares were exercisable, and held 16,435 stock units, of which 8,212 were vested. Baker Botts L.L.P., Dallas, Texas, our special counsel, will also issue an opinion about the legality of the notes and will pass on, among other things, the enforceability of the Indenture. Certain legal matters in connection with the sale of the notes will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS
$2,500,000,000
Centex Corporation
Senior Debt Securities
Subordinated Debt Securities
Common Stock
Preferred Stock
Warrants
Stock Purchase Contracts
Stock Purchase Units

We may offer from time to time:
•	Senior Debt Securities

•	Subordinated Debt Securities

•	Common Stock

•	Preferred Stock

•	Warrants

•	Stock Purchase Contracts

•	Stock Purchase Units
     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

Our common stock is traded on the New York Stock Exchange under the trading symbol “CTX.”

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 3, 2004.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. The registration statement also includes a prospectus under which Centex Trust I and Centex Trust II, two of our subsidiaries, may offer from time to time trust preferred securities guaranteed by us, and we may offer our related junior subordinated debt securities and our stock purchase contracts or stock purchase units. Under the shelf process, we may offer any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $2,500,000,000. This prospectus provides you with a general description of the senior debt securities, subordinated debt securities, common stock, preferred stock, warrants, stock purchase contracts and stock purchase units we may offer. Each time we use this prospectus to offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”
CENTEX
     Through its various subsidiaries, Centex Corporation is one of the nation’s largest home builders and general building contractors. Any reference herein to we, us or our includes Centex Corporation and its subsidiary companies. We also provide retail mortgage lending services through various financial services subsidiaries. We currently operate in three principal business segments:
•	Home Building

•	Financial Services

•	Construction Services
Home Building
     The Home Building business segment includes domestic and international homebuilding operations.
     Our domestic homebuilding operations currently involve the purchase and development of land or lots and the construction and sale of single-family homes, town homes and low-rise condominiums. Our international homebuilding operations currently involve the purchase and development of land or lots and the construction and sale of a range of products from small single-family units to executive houses and apartments throughout the United Kingdom.
Financial Services
     Our Financial Services operations are primarily engaged in the residential mortgage banking business, as well as other financial services that are in large part related to the residential mortgage market. These operations include mortgage origination, servicing and other related services for purchasers of homes sold by our Home Building operations, other homebuilders and other real estate professionals, sub-prime home equity lending and the sale of title insurance and various other insurance coverages.
Construction Services
     Our Construction Services operations involve the construction of buildings for both private and government interests, including (among others) educational institutions, hospitals, military housing, correctional institutions, airport facilities, office buildings, hotels and resorts and sports facilities.

Other
     We include the financial results of our investment real estate operations, home services operations, corporate general and administrative expense and interest expense in our Other business segment.
Discontinued Operations and Organizational Changes
     In June 2003, we spun off to our stockholders substantially all of our manufactured housing operations, which had previously been included in our Other business segment. We now report the historical financial results of manufactured housing operations as a discontinued operation.
     Prior to January 2004, we were also engaged in the construction products business through our majority equity interest in Centex Construction Products, Inc. (now known as Eagle Materials Inc.), which we refer to as Construction Products. On January 30, 2004, we spun off to our stockholders our entire equity interest in Construction Products. We now report the historical financial results of Construction Products as a discontinued operation.
     Prior to February 2004, the common stock of 3333 Holding Corporation, which we refer to as Holding, and warrants to purchase limited partnership interests in Centex Development Company, L.P., which we refer to as CDC, were traded in tandem with our common stock. We held an ownership interest in CDC, which we reported on the equity method of accounting as a part of our former investment real estate business segment. Neither Holding nor CDC were consolidated in our financial statements. The operations of CDC included homebuilding operations in the United Kingdom. In February 2004, we acquired Holding and CDC through merger transactions, and the tandem trading arrangement was terminated. As a result of the merger, the international homebuilding operations of CDC are now included in our Home Building business segment, and CDC’s domestic real estate operations are now included in our Other business segment.
     Our principal executive office is located at 2728 N. Harwood Street, Dallas, Texas 75201, and our telephone number is (214) 981-5000.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
     This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its web site.
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:
•	our Annual Report on Form 10-K for the year ended March 31, 2004;

•	our Current Reports on Form 8-K dated April 20, 2004, May 5, 2004 and May 18, 2004;

•	the description of our common stock, $0.25 par value per share, contained in our Registration Statement on Form 8-A dated October 28, 1971 and Form 8 dated November 11, 1971, as such forms may be amended to update such description; and

•	the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A dated October 8, 1996, as amended by Forms 8-A/A filed on February 22, 1999 and May 2, 2002, as such forms may be amended to update such description.
     We also incorporate by reference any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.
     You may request a copy of these filings at no cost, by contacting our Corporate Communications office at (214) 981-6503; by writing to Centex Corporation, Investor Relations, P. O. Box 199000, Dallas, Texas 75219; or via email at ir@centex.com. In addition, all filings with the SEC, news releases and quarterly earnings announcements, including live audio and replays of recent quarterly earnings webcasts, can be accessed free of charge on our web site (www.centex.com). We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available on our web site as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC. To retrieve any of this information, go to www.centex.com, select “Investor Relations” and select “SEC Filings.” The reference to our web site is merely intended to suggest where additional information may be obtained by investors, and, except as specifically stated above, the materials and other information presented on our web site are not incorporated in and should not otherwise be considered part of this prospectus.
     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.
A WARNING ABOUT FORWARD-LOOKING STATEMENTS
     Various sections contained or incorporated by reference in this prospectus and the accompanying prospectus supplement include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when we are discussing our beliefs, estimates or expectations. These statements are not historical facts or guarantees of future performance but instead represent only our belief at the time the statements were made regarding future events, which are subject to significant risks, uncertainties and other factors, many of which our outside of our control. Actual results and outcomes may differ materially from what we express or forecast in these forward-looking statements. All forward-looking statements made in this prospectus are made as of the date hereof and all forward-looking statements made in any prospectus supplement are made as of the date thereof, and the risk that actual results will differ materially from expectations expressed in this prospectus and any prospectus supplement will increase with the passage of time. We undertake no duty to update any forward-looking statement to reflect future events or changes in our expectations. The possible risks, uncertainties and other factors that may affect our business, operations, financial condition or results of operations include the following:
•	general economic conditions, including levels of unemployment, consumer confidence and income and availability of financing;

•	increases in interest rates, which could adversely affect housing demand and refinancing activity;

•	the cyclical and seasonal nature of our businesses;

•	adverse weather conditions;

•	changes in property taxes and energy costs;

•	changes in federal income tax laws and federal mortgage financing programs;

•	governmental regulation, including zoning, construction, environmental, health and mortgage financing rules and regulations;

•	changes in governmental and public policy;

•	changes in economic conditions specific to any one or more of our markets and businesses;

•	increases in competition which could reduce sales or profit margins;

•	fluctuations in lumber prices and supply as well as in the availability of labor and other materials, including insulation, drywall, concrete, carpenters, electricians and plumbers;

•	unexpected operations difficulties; and

•	fluctuations in the value of the U.S. dollar as compared to the British pound sterling.
     We refer you to the documents identified above under “Where You Can Find More Information” for a discussion of these factors and their effects on our business.
USE OF PROCEEDS
     Except as otherwise provided in the related prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include:
•	repayments or refinancing of debt;

•	working capital;

•	capital expenditures;

•	acquisitions; and

•	repurchases or redemption of securities.
RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

	Fiscal Years Ended March 31,(1)
	2004	2003	2002	2001	2000
Total enterprise	3.87x	3.16x	2.94x	2.96x	3.21x
Total enterprise (with Financial Services operations reflected on the equity method)	6.46x	4.88x	4.61x	4.63x	4.83x

(1)	The ratios presented in this table have been adjusted to reflect our construction products operations (which were spun off in January 2004) and our manufactured housing operations (which were spun off in June 2003) as discontinued operations.
     These computations include Centex Corporation and, except as otherwise noted, our subsidiaries, and 50% or less owned companies. For these ratios, fixed charges include:
•	interest expense and amortization of debt discount;

•	interest capitalized during the period; and

•	an interest factor attributable to rentals.
     Earnings include the following components:
•	earnings from continuing operations before income taxes, cumulative effect of a change in accounting principle and minority interests in the income of consolidated subsidiaries, and adjusted for undistributed income and loss from equity investments;

•	fixed charges as defined above, but excluding capitalized interest; and

•	amortization of capitalized interest.
     To calculate the ratio of earnings to fixed charges, with Financial Services operations reflected on the equity method, the applicable interest expense, including an interest factor attributable to rentals, was deducted from the fixed charges and the applicable earnings were deducted from the earnings amount. The amount of interest expense, including an interest factor attributable to rentals, deducted in each period was approximately $226.8 million, $187.1 million, $161.8 million, $97.9 million and $67.2 million for the years ended March 31, 2004, 2003, 2002, 2001 and 2000. The amount of earnings deducted in each period was approximately $234.0 million, $161.8 million, $114.7 million, $19.7 million and $32.7 million for the years ended March 31, 2004, 2003, 2002, 2001 and 2000.
     The ratios in the table above with Financial Services operations reflected on the equity method are presented only to provide investors an alternative method of measuring our ability to utilize earnings from our other business segments to cover our fixed charges related to these business segments. The principal reasons why we present these computations are as follows:
•	the Financial Services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries;

•	the Financial Services subsidiaries have structured their financing programs substantially on a stand-alone basis; and

•	Centex Corporation has limited obligations with respect to the indebtedness of our Financial Services subsidiaries.
     Management uses this information in its financial and strategic planning. We also use this presentation to allow investors to compare us to homebuilders that do not have financial services operations.
DESCRIPTION OF DEBT SECURITIES
     Any debt securities that we offer will be our direct unsecured general obligations. These debt securities will be either senior debt securities or subordinated debt securities and will be issued under one or more separate indentures between us and JPMorgan Chase Bank, as trustee. A debt security is considered “senior” or “subordinated” depending on how it ranks in relation to our other debts. Senior debt securities will generally rank equal to our other senior debt and unsubordinated debt. Holders of our subordinated debt securities will only be entitled to payment after we pay our senior debts, including our senior debt securities.
     Any senior debt securities that we offer will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Each indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. Unless specifically stated otherwise, all references below to an article or section refer to that article or section in both indentures.
     We have summarized the material provisions of the indentures in this section, but this is only a summary. The senior indenture and the subordinated indenture have been filed with the SEC and are incorporated by reference in our registration statement that contains this prospectus. See “Where You Can Find More Information.” You should read the indentures for provisions that may be important to you. You should review the applicable indenture for additional information before you buy any debt securities. Capitalized terms used in the following summary have the meanings specified in the indentures unless otherwise defined below.
General Information About the Debt Securities
     Because we are a holding company and all operations are conducted by our subsidiaries, holders of our debt securities will generally have a junior position to claims of creditors and certain security holders of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. Certain of our operating subsidiaries, principally our Financial Services operations, have ongoing corporate debt programs used to finance their business activities. As of March 31, 2004, our subsidiaries had approximately $8.5 billion principal amount of outstanding debt (including certain asset securitizations accounted for as borrowings). Moreover, our ability to pay principal and interest on our debt securities is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. The indentures under which the debt securities are to be issued do not contain any limitation on our ability to incur additional debt or on our subsidiaries’ ability to incur additional debt to us or to unaffiliated third parties. In addition, we borrow funds from and lend funds to our subsidiaries from time to time to manage our working capital needs. Our indebtedness to our subsidiaries will rank equally in right of payment to our senior debt securities and senior in right of payment to our subordinated debt securities.
     A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:
•	the title, type and amount of the debt securities;

•	whether the debt securities are senior or subordinated debt securities;

•	the total principal amount and priority of the debt securities;

•	the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any optional or mandatory redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any index used to determine the amount of payments of principal of and any premium, if any, and interest on the debt securities and the manner in which the amounts will be determined;

•	the terms of any right to convert or exchange debt securities into or for shares of our common stock or other securities or property;

•	any provisions granting special rights to holders when a specified event occurs;

•	any changes to or additional events of default or covenants;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

•	any other terms of the debt securities.
     None of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.
     Debt securities of a series may be issued in registered, bearer, coupon or global form.
     We may issue debt securities at a price less than the stated principal amount payable upon maturity. We refer to these securities as original issue discount securities. These securities provide that upon redemption or acceleration of the stated maturity, an amount less than the amount payable upon the stated maturity, determined in accordance with the terms of the debt securities, will become due and payable. Specific United States federal income tax considerations applicable to original issue discount securities will be described in any applicable prospectus supplement.
     In addition, specific United States federal income tax or other considerations applicable to any debt securities denominated other than in United States dollars, and to any debt securities which provide for application of an index to determine principal and interest, will be described in any applicable prospectus supplement.
Covenants Included in the Indentures
     Under the indentures, we will:
•	pay the principal, interest and any premium on the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.
Payment of Principal, Interest and Premium; Transfer of Securities
     Unless we designate otherwise, we will pay principal, interest and any premium on fully registered securities in Dallas, Texas. We will make payments by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. We will make debt securities payments in other forms at a place we designate and specify in a prospectus supplement. You may transfer or exchange fully registered securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without having to pay any service charge except for any tax or governmental charge.
Specific Characteristics of Our Debt Securities
Senior Debt Securities
     Generally, the senior debt securities issued under the senior indenture will rank equally with all of our other senior debt and unsubordinated debt. All series of senior debt securities issued under the senior indenture will rank equally in right of payment with each other and with our other senior debt. Any additional senior debt securities we may issue will rank equally in right of payment with the senior debt securities offered and sold under this prospectus and the related prospectus supplement. Further, the senior indenture does not prohibit us from issuing such additional senior debt securities. Any senior debt securities issued pursuant to the senior indenture will be senior in right of payment to our subordinated debt securities.

Subordinated Debt Securities
     The subordinated debt securities that may be offered will have a junior position to all of our senior debt. Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt.
     Except in certain circumstances, the subordinated indenture prohibits us from making any payment of principal of or premium, if any, or interest on, or sinking fund requirements for, any subordinated debt securities:
•	if we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due; or

•	if there is any default relating to certain senior debt beyond the period of grace, unless and until the default on the senior debt is cured or waived.
     The subordinated indenture does not limit the amount of senior debt that we may incur. All series of subordinated debt securities that may be offered will rank equally in right of payment with each other and with any other subordinated debt that ranks on a parity with the subordinated debt securities.
     Except in certain circumstances, upon any distribution of our assets in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding relative to us or our property, the holders of all senior debt will first be entitled to receive payment in full of the principal and premium, if any, and interest due on the senior debt before the holders of any subordinated debt securities are entitled to receive any payment of the principal of and premium, if any, or interest on any subordinated debt securities. Because of this subordination, if we become insolvent, our creditors who are not holders of senior debt may recover less, ratably, than holders of senior debt.
     Under the subordinated indenture, “senior indebtedness” of Centex Corporation includes (1) indebtedness of Centex for borrowed money (other than the subordinated debt securities issued under the subordinated indenture), any guarantee by Centex of indebtedness of another person for borrowed money, capitalized lease obligations of Centex, indebtedness under any performance or payment bond issued in connection with any construction contract to which Centex is or was a party and indebtedness incurred or guaranteed by Centex in connection with the acquisition of any property, asset or business, unless, in each such case, it is provided that such indebtedness or obligation ranks on a parity with or is subordinated to the subordinated debt securities, and (2) any other liability or obligation of Centex that, when created or incurred, is specifically designated as senior indebtedness with respect to the subordinated debt securities. As noted above, any borrowings by Centex from its subsidiaries will be included within the definition of senior indebtedness. The aggregate principal amount of Centex’s senior indebtedness at March 31, 2004 was approximately $2.1 billion. The aggregate principal amount of Centex’s subordinated debt at March 31, 2004 was approximately $200 million.
Global Certificates
     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depository identified in a prospectus supplement.
     The specific terms of the depository arrangements with respect to any debt securities of a series will be described in a prospectus supplement.
     Unless otherwise specified in a prospectus supplement, debt securities issued in the form of a global certificate to be deposited with a depository will be represented by a global certificate registered in the name of the depository or its nominee. Upon the issuance of a global certificate in registered form, the depository for the global certificate will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global certificate to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited shall be designated by the underwriters or agents of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global certificate will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global certificate will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository or its nominee for the global certificate. Ownership of beneficial interests in a global certificate by persons that hold through participants will be shown on, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global certificate.
     So long as the depository for a global certificate in registered form, or its nominee, is the registered owner of the global certificate, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities of the series represented by the global certificate for all purposes under the indentures. Generally, owners of beneficial interests in a global certificate will not be entitled to have debt securities of the series represented by the global certificate registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owners or holders of the global certificate under the applicable indenture.
     Payment of principal of, premium, if any, and any interest on debt securities of a series registered in the name of or held by a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner or the holder of a global certificate representing the debt securities. None of Centex, the trustee, any paying agent, or the applicable debt security registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate for the debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.
     We expect that the depository for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent global certificate, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global certificate as shown on the records of the depository. We also expect that payments by participants to owners of beneficial interests in a global certificate held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and the payments will be the responsibility of the participants. However, we have no control over the practices of the depository and/or the participants and there can be no assurance that these practices will not be changed.
     Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depository.
     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by The Depository Trust Company and its participants.
Events of Default
     “Event of default” when used in an indenture will mean any of the following:
•	failure to pay the principal or any premium on any debt security when due;

•	failure to deposit any sinking fund payment when due;

•	failure to pay when due interest on any debt security for 30 days;

•	failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization of Centex; and

•	any other event of default included in any indenture or supplemental indenture.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of a series of debt securities of any default in respect of such series, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders.
     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the total principal amount of the debt securities of the series may declare the entire principal of that series due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can rescind and void the declaration. The trustee will not be charged with knowledge of any event of default other than our failure to make principal and interest payments unless actual written notice is received by the trustee.
     The indentures limit the right to institute legal proceedings. No holder of any debt securities will have the right to bring a claim under an indenture unless:
•	the holder has given written notice of default to the trustee;

•	the holders of not less than 25% of the aggregate principal amount of debt securities of a particular series shall have made a written request to the trustee to bring the claim and furnished the trustee reasonable indemnification as it may require;

•	the trustee has not commenced an action within 60 days of receipt of that notice and indemnification; and

•	no direction inconsistent with the request has been given to the trustee by the holders of not less than a majority of the aggregate principal amount of the debt securities of the series then outstanding. Subject to applicable law and any applicable subordination provisions, the holders of debt securities may enforce payment of the principal of or premium, if any, or interest on their debt securities. No holder of debt securities of a particular series has the right to prejudice the rights or obtain priority or preference over the rights of any other holder of debt securities of that series.
     The holders of a majority of the aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any power conferred on the trustee. The trustee, however, may decline to follow that direction if, being advised by counsel, the trustee determines that the action is not lawful. In addition, the trustee may refuse to act if it in good faith determines that the action would unduly prejudice the holders of the debt securities not taking part in the action or would impose personal liability on the trustee.
     Each indenture provides that, in case an event of default in respect of a particular series of debt securities has occurred, the trustee is to use the degree of care of a prudent man in the conduct of his own affairs. Subject to those provisions, the trustee is under no obligation to exercise any of its rights or power under the indentures at the request of any of the holders of the debt securities of a particular series unless they have furnished to the trustee security or indemnity in reasonable amounts against the costs, expenses and liabilities which may be incurred by the trustee.
     We will be required to furnish to the trustee an annual statement as to the fulfillment by Centex of all of our obligations under the relevant indenture.
Defeasance of Debt Securities
     We will be discharged from our obligations on the debt securities of any series at any time we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of destroyed, lost, stolen or mutilated debt securities.

     Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize a gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge you to consult your tax adviser as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.
Consolidation, Merger or Sale of Centex
     Each indenture generally permits us to consolidate or merge with another corporation. The indentures also permit us to sell all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation will assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities of each series outstanding and performance of the covenants in the indentures.
     However, we will only consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation.
Modification of the Indentures
     Under each indenture we may modify rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. We cannot, however, modify the principal or interest payment terms, or reduce the percentage required for modification, against any holder without its consent. We may also enter into supplemental indentures with the trustee, without obtaining the consent of the holders of any series of debt securities, to cure any ambiguity or to correct or supplement any provision of an indenture or any supplemental indenture which may be defective or inconsistent with any other provision, to pledge any property to or with the trustee or to make any other provisions with respect to matters or questions arising under the indentures, provided that such action does not adversely affect the interests of the holders of the debt securities. We may also enter into supplemental indentures without the consent of holders of any series of debt securities to set forth the terms of additional series of debt securities, to evidence the succession of another person to our obligations under the indenture or to add to our covenants.
Certificates and Opinions to be Furnished to Trustee
     Each indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every time we ask the trustee to take action under such indenture, we must provide a certificate of certain of our officers and an opinion of counsel, who may be our counsel, stating that, in the opinion of the signers, all conditions precedent to such action have been complied with.
Report to Holders of Debt Securities
     We will provide audited financial statements annually to holders of debt securities. The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee’s eligibility to serve as trustee, the priority of the trustee’s claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.
The Trustee
     JPMorgan Chase Bank, whose Corporate Trust Office is located at 600 Travis Street, Suite 1150, Houston, Texas 77002, is the trustee under the subordinated indenture and the senior indenture. JPMorgan Chase Bank serves as trustee with respect to our 8.75% subordinated debentures due March 1, 2007 and our 7.375% subordinated debentures due June 1, 2005, all previously issued under the subordinated indenture. JPMorgan Chase Bank also serves as trustee with respect to notes issued pursuant to our medium-term note programs and senior note programs, all issued under the senior indenture. JPMorgan Chase Bank is also the trustee under our indenture for our junior subordinated debt securities which may be offered to Centex Trust I and Centex Trust II, two subsidiaries of Centex which exist for the purpose of issuing trust preferred securities.
     Pursuant to the indentures and the Trust Indenture Act of 1939, any uncured event of default with respect to any series of debt securities will force the trustee to resign as trustee under the applicable indenture. If the trustee resigns, a successor trustee will be appointed in accordance with the terms and conditions of the applicable indenture.
     Centex and its affiliates maintain other banking relationships in the ordinary course of business with the trustee and its affiliates.
     The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of that series.
     Each indenture contains limitations on the right of the trustee, in the event that the trustee becomes our creditor, to obtain payment of its claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.
Ratings of Our Debt Securities by Rating Agencies
     Particular series of debt securities may be rated by one or more nationally recognized statistical rating agencies.
Method for Calling Meetings of the Holders of Debt
     Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under “— Notices to Holders of Debt Securities” below. Generally speaking, except for any consent that must be given by all holders of a series as described under “— Modification of the Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in “— Modification of the Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.
Governing Law
     Each indenture and each series of debt securities will be governed by and construed in accordance with the laws of the State of Texas.
Notices to Holders of Debt Securities
     Notices to holders of debt securities of a series will be mailed to the addresses of the holders listed in the senior debt security register or the subordinated debt security register, as applicable.

DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of:
•	300,000,000 shares of common stock, par value $.25 per share; and

•	5,000,000 shares of preferred stock issuable in series.
     We have summarized selected aspects of our capital stock below. The summary is not complete. For a complete description, you should refer to our articles of incorporation, by-laws and the Rights Agreement, dated as of October 2, 1996 between us and ChaseMellon Shareholder Services, L.L.C., as rights agent, and the amendments to the Rights Agreement, all of which are exhibits to the registration statement of which this prospectus is part.
Common Stock
     Each share of common stock is entitled to participate equally in dividends as and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock. In addition, certain rights of holders of common stock may be adversely affected by the rights of holders of any preferred stock that we may issue in the future. For information regarding restrictions on payments of dividends or such other limitations on the rights of common stockholders, see the prospectus supplement applicable to any issuance of common or preferred stock.
     Common stockholders are entitled to one vote for each share held on all matters submitted to them. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock have the ability to elect all the directors. Thus, a stockholder is not entitled to a number of votes equal to his shares multiplied by the number of directors to be elected and to divide his votes among the candidates in any way he chooses.
     If we liquidate or dissolve our business, the holders of common stock will share ratably in the distribution of assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions. The shares of common stock have no preemptive rights and are not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.
     All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer under this prospectus will be fully paid and nonassessable.
     The common stock is listed on the New York Stock Exchange and trades under the symbol “CTX.”
Preferred Stock
     Our board of directors can, without action by stockholders, issue one or more classes or series of preferred stock. The board can determine for each series the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.
     We have summarized material provisions of the preferred stock in this section. This summary is not complete. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you.
     The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering. These terms will include some or all of the following:
•	the title of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;

•	any voting rights; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.
     Any shares of preferred stock we issue will be fully paid and nonassessable.
     Our board of directors has reserved for issuance pursuant to our stockholder rights plan described below a total of 1,000,000 shares of Junior Participating Preferred Stock. We do not have any outstanding shares of preferred stock at the date of this prospectus.
Anti-Takeover Provisions
     The provisions of Nevada law and our articles of incorporation and by-laws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.
Staggered Board of Directors
     Our board of directors is divided into three classes that are elected for staggered three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors. The affirmative vote of the holders of two-thirds or more of the voting power of shares entitled to vote in the election of directors is required to remove a director.
Fair Price Provision
     Our articles of incorporation contain a fair price provision. Mergers, consolidations and other business combinations involving us and an “interested stockholder” require the approval of both the holders of at least 66 2/3% of our outstanding voting stock and the holders of a majority of our outstanding voting stock not owned by the interested stockholder. Interested stockholders include the holder of 20% or more of our outstanding voting stock. The voting requirements do not apply, however, if the “disinterested directors,” as defined in our articles of incorporation, approve the business combination, or the business combination meets other specified fair price conditions.
Liability of Our Directors and Officers
     As permitted by Nevada law, we have included in our articles of incorporation a provision that limits our directors’ and officers’ liability for monetary damages for breach of their fiduciary duty as a director or officer to us and our stockholders. The provision does not affect the liability of a director:
•	for any acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

•	for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.
     This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
Director Nominations
     Our stockholders can nominate candidates for our board of directors if the stockholders follow advance notice procedures described in our by-laws.
     Generally, stockholders must submit a nomination at least 90 days in advance of the annual stockholders’ meeting or, if the election is to be held at a special meeting, by the seventh day following the date on which notice of the special meeting is first given to stockholders. The notice must include the name and address of the stockholder and the person to be nominated, a representation that the stockholder is the holder of record of stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting, a description of any arrangements or understandings with respect to the nomination of directors that exist between the stockholder and any other person, information about the nominee required by the SEC and the consent of the nominee to serve as a director if elected.
     Director nominations that are late or that do not include all required information may be rejected. This could prevent stockholders from making nominations for directors.
Nevada Anti-takeover Statutes
     We are a Nevada corporation with at least 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and certain of our subsidiaries do business in Nevada. Nevada law provides that an acquiring person who acquires a controlling interest (as described below) in a corporation may only exercise voting rights on any control shares (as described below) if these voting rights are conferred by a majority vote of the corporation’s disinterested stockholders at a special meeting held upon the request of the acquiring person. If the acquiring person is accorded full voting rights and acquires control shares with at least a majority of all the voting power, any of our stockholders who did not vote in favor of authorizing voting rights for the control shares are entitled to payment for the fair value of his or her shares. A “controlling interest” is an interest that is sufficient to enable the acquiring person to exercise at least one-fifth of the voting power of the corporation in the election of directors. “Control shares” are outstanding voting shares that an acquiring person or associated persons acquire or offer to acquire in an acquisition and those shares acquired during the 90-day period before the person involved became an acquiring person.
     In addition, Nevada law restricts the ability of a corporation to engage in any combination with an interested stockholder for three years from when the interested stockholder acquires shares that cause the stockholder to become an interested stockholder, unless the combination or the transaction by which the stockholder became interested is approved by the board of directors before the stockholder became an interested stockholder. If the combination was not previously approved, the interested stockholder may only effect a combination after the three-year period if the stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.
     An “interested stockholder” is a person who is:
•	the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation; or

•	an affiliate or associate of the corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.
     Our articles of incorporation and bylaws do not exclude us from these restrictions.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage some types of transactions that may involve actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the potential restructuring or sale of all or a part of our company. However, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management.
Other Provisions
     Our articles of incorporation and by-laws also provide that:
•	special meetings of stockholders may only be called by the chairman of the board of our board of directors or a majority of our board of directors;

•	stockholders may act only at an annual or special meeting and not by written consent;

•	a 66 2/3% vote of the outstanding voting stock is required for the stockholders to amend our by-laws; and

•	a 66 2/3% vote of the outstanding voting stock is required for the stockholders to amend our articles of incorporation.
Transfer Agent and Registrar
     ChaseMellon Shareholder Services, L.L.C. is our transfer agent and registrar.
Stockholder Rights Plan
     We have a stockholder rights plan under which one preferred share purchase right is attached to each outstanding share of our common stock. Each right entitles its holder to purchase from us one four-hundredths of a share of Junior Participating Preferred Stock, Series D, at an exercise price of $105, subject to adjustment under specified circumstances. The rights become exercisable under specified circumstances, including any person or group (an “acquiring person”) becoming the beneficial owner of 15% or more of our outstanding common stock, subject to specified exceptions. If events specified in the stockholder rights plan occur, each holder of rights other than the acquiring person can exercise their rights. When a holder exercises a right, the holder will be entitled to receive common stock valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $0.01 per right at any time prior to the fifteenth day after a person or group becomes an acquiring person. The stockholder rights plan and the rights expire in October 2006.
DESCRIPTION OF WARRANTS
     We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.
     The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. These terms will include some or all of the following:
•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.
     The description in the prospectus supplement will not necessarily be complete, and reference will be made to the warrant agreements which will be filed with the SEC.
DESCRIPTION OF STOCK PURCHASE
CONTRACTS AND STOCK PURCHASE UNITS
     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock (or a range of numbers of shares pursuant to a predetermined formula) at a future date or dates, which we refer to herein as “stock purchase contracts.” The price per share of common stock and number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units consisting of a stock purchase contract together with either our debt securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders’ obligations to purchase the common stock under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice-versa and such payments may be unsecured or prefunded on some basis.
     The prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.
PLAN OF DISTRIBUTION
     We may sell the offered securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods. The prospectus supplement will include the following information:
•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to agents; and

•	any securities exchange or market on which the securities may be listed.
Sale through Underwriters or Dealers
     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale such as market prices prevailing at the time of the sale, prices related to such prevailing market prices or at negotiated prices. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
     We may enter into derivative or other hedging transactions with financial institutions. These financial institutions may in turn engage in sales of our common stock to hedge their position, deliver this prospectus in connection with some or all of those sales and use the shares covered by this prospectus to close out any short position created in connection with those sales. We may pledge or grant a security interest in some or all of our common stock covered by this prospectus to support a derivative or hedging position or other obligation and, if we default in the performance of our obligations, the pledgees or secured parties may offer and sell our common stock from time to time pursuant to this prospectus.
     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.
     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents
     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.
     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.
Delayed Delivery Contracts
     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.
General Information
     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.
LEGAL OPINIONS
     Raymond G. Smerge, Esq., our Executive Vice President, Chief Legal Officer and Secretary, will issue an opinion about the legality of the offered securities. As of March 31, 2004, Mr. Smerge beneficially owned 64,106 shares of our common stock and held options to purchase an additional 236,422 shares of our common stock, of which options covering 142,831 shares were exercisable.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.